Via Facsimile and U.S. Mail
Mail Stop 4720

June 16, 2009

Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
485 Lexington Avenue,
New York, NY 10017

Re: **The Travelers Companies, Inc.**
       Form 10-K for the Year Ended December 31, 2008
       F**ile No. 1-10898**

Dear Mr. Benet:

        We have reviewed your April 24, 2009 response to our April 21, 2009 letter and
have the following comment. In our comment, we ask you to provide us with information
so we may better understand your disclosure. Where it comment requests you to revise
disclosure, the information you provide should show us what the revised disclosure will
look like and identify the annual or quarterly filing, as applicable, in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

1. Please refer to your response to comment one and provide us your analysis
    regarding the applicability of FIN 46(R) to your agreement with LongPoint Re
    Ltd including whether or not LongPoint Re is a variable interest entity and if so,
    why you are not the primary beneficiary. If you conclude that LongPoint Re is a
    variable interest entity that you are not required to consolidate, include the
    disclosures of off-balance sheet arrangements required by Item 303(a)(4) of
    Regulation S-K and revise your disclosure to address these items:

        MD&A
        •Discuss the nature of your variable interest in LongPoint Re and how you
        determined that you are not the primary beneficiary under FIN 46(R);
        •Discuss the categories and rating of assets LongPoint holds;
        •Disclose the weighted-average life of such assets;
        •Discuss in detail your obligations under the agreement with LongPoint Re.
        •Address the scenarios where you would have to consolidate LongPoint and
        your expectation of the likelihood of such consolidation;

•Discuss the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of LongPoint;

•Address the risk of losing your risk transfer protection under the reinsurance agreement with LongPoint Re in the event of a default by the guarantor of the trust parallel with a decrease in the value of the trust assets; and

•Discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the LongPoint Re ltd.

Notes to Financial Statements
•Revise your notes to financial statements to provide the disclosures required by paragraph 24(c) of FIN 46R of your maximum exposure to loss as a result of your involvement with LongPoint Re.

*   *   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant